                                                                       EXHIBIT 5

                               BOARD COMPENSATION

     In accordance with the terms of the Outside Directors Compensation and Stock Option Plan, all outside directors receive an annual retainer of $7,000 for serving as members of the Board of Directors and $1,000 for each Board of Directors meeting attended, as well as a stock option to purchase 4,000 shares, granted on the first business day following the annual meeting of shareholders, with an exercise price equal to the fair market value of the Company's Common Stock at the close of trading on the last trading day prior to the issuance of the option, in each case pro rated for service during a partial year. All options granted under the Outside Directors Compensation and Stock Option Plan are fully vested upon grant.

     During 1999, the Company paid J. Kenneth Brody the sum of $12,000 for services as a consultant. Mr. Brody has served the Company as a consultant since 1988. The Company expects to retain Mr. Brody's services as a consultant in 2000 at approximately the same level of business for the same level of compensation.

                             EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

     Shown below is information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended December 31, 1999, 1998, and 1997, of the following persons: (i) the chief executive officer of the Company as of December 31, 1999 and (ii) the other four most highly compensated executive officers of the Company who were serving in that capacity as of December 31, 1999. The individuals described in (i) and (ii) above are referred to as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                     LONG TERM COMPENSATION
                                                                    ------------------------
                                            ANNUAL COMPENSATION     RESTRICTED    SECURITIES    ALL OTHER
                                          -----------------------      STOCK      UNDERLYING   COMPENSATION
   NAME AND PRINCIPAL POSITION     YEAR   SALARY($)(1)   BONUS($)   AWARD($)(2)   OPTIONS(#)      ($)(3)
   ---------------------------     ----   ------------   --------   -----------   ----------   ------------
Matthew W. Chapman...............  1999     255,000      100,000       5,500        20,000         7,680
  Chairman and Chief               1998     226,000      226,000          --        30,000        11,180
  Executive Officer                1997     205,000           --          --            --        11,180
Robert P. Chamness...............  1999     227,500       75,000       5,500        16,500         9,356
  Director, President and          1998     203,150      192,993          --        25,000        12,800
  Chief Operating Officer          1997     184,500           --          --            --        12,800
Robert T. Jett...................  1999     200,000       50,000       5,500        10,000         9,356
  Director, Executive Vice         1998     180,000      108,000          --        15,000        12,800
  President and Secretary          1997     162,500           --          --            --        12,800
Lois M. Roberts..................  1999     175,000       50,000       5,500         5,000         2,156
  Executive Vice President         1998     160,000       80,000          --        16,000        12,800
                                   1997     138,750           --          --         5,000         3,915
Kathleen M. Bromage..............  1999     109,375      118,292          --            --           480
     Vice President                1998          --           --          --            --            --
                                   1997          --           --          --            --            --

---------------
(1) Includes amounts deferred by executive officers under the Company's 401(k) profit sharing plan.

(2) Represents the dollar value of stock issued through the Company's Employee Savings and Stock Ownership Plan. The Plan consists of two components: bonus and 401(k) match. For the bonus, stock value was calculated at the average stock price for the six months ended June 30, 1999. For the 401(k) match, stock value was calculated at the average stock price per quarter.

(3) Stated amounts include Company contributions to the Company's 401(k) profit sharing plan, life insurance premiums, and parking and automobile allowance as follows:

                DESCRIPTION OF "ALL OTHER COMPENSATION" AMOUNTS

                              1999     1998     1997              DESCRIPTION
                             ------   ------   ------   --------------------------------
Matthew W. Chapman.........  $   --   $3,200   $3,200   401(k) Plan contribution
                                480      780      780   Life insurance premium
                              7,200    7,200    7,200   Parking and automobile allowance
Robert P. Chamness.........      --    3,200    3,200   401(k) Plan contribution
                                480      780      780   Life insurance premium
                              8,876    8,820    8,820   Parking and automobile allowance
Robert T. Jett.............      --    3,200    3,200   401(k) Plan contribution
                                480      780      780   Life insurance premium
                              8,876    8,820    8,820   Parking and automobile allowance
Lois M. Roberts............      --    3,200     3200   401(k) Plan contribution
                                480      780      715   Life Insurance premium
                              1,676    8,820       --   Parking and automobile allowance
Kathleen M. Bromage........     480       --       --   Life Insurance premium

STOCK OPTIONS GRANTED

     The following table contains information concerning the grant of stock options under the Company's 1995 Consolidated Stock Option Plan (the "1995 Plan") to the Named Executive Officers in 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                               POTENTIAL
                                                                                           REALIZABLE VALUE
                                                                                           AT ASSUMED ANNUAL
                                                                                         RATES OF STOCK PRICE
                                                                                           APPRECIATION FOR
                                                     INDIVIDUAL GRANTS                      OPTION TERM(2)
                                     -------------------------------------------------   ---------------------
                                     NUMBER OF     % OF TOTAL
                                     SECURITIES     OPTIONS
                                     UNDERLYING    GRANTED TO    EXERCISE
                                      OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION
               NAME                  GRANTED(1)   FISCAL YEAR    ($/SH.)       DATE       5% ($)      10% ($)
               ----                  ----------   ------------   --------   ----------   ---------   ---------
Matthew W. Chapman.................    20,000        8.2%         $12.25     1/21/09     $154,077    $390,466
Robert P. Chamness.................    16,500        6.8%         $12.25     1/21/09     $127,114    $322,134
Robert T. Jett.....................    10,000        4.1%         $12.25     1/21/09     $ 77,038    $195,232
Lois M. Roberts....................     5,000        2.0%         $12.25     1/21/09     $ 38,518    $ 97,615
Kathleen M. Bromage................        --          --             --          --           --          --

---------------
(1) The option grants listed above all vest 20 percent per year on each of the five anniversary dates following the date of grant.

(2) These calculations are based on certain assumed annual rates of appreciation as required by rules adopted by the Securities and Exchange Commission requiring additional disclosure regarding executive compensation. Under these rules, an assumption is made that the shares underlying the stock options shown in this table could appreciate at rates of 5% and 10% per annum on a compounded basis over the ten-year term of the stock options. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company's Common Stock and overall stock market conditions. There can be no assurance that amounts reflected in this table will be achieved.

OPTION EXERCISES AND HOLDINGS

     The following table provides information concerning the exercise of options during 1999 and unexercised options held as of December 31, 1999, with respect to the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                          NUMBER OF         VALUE OF UNEXERCISED
                                                                    SECURITIES UNDERLYING       IN-THE-MONEY
                                                                     UNEXERCISED OPTIONS          OPTIONS
                                       SHARES ACQUIRED    VALUE         AT FY-END (#)         AT FY-END ($)(1)
                                         ON EXERCISE     REALIZED       EXERCISABLE/            EXERCISABLE/
                NAME                         (#)           ($)          UNEXERCISABLE          UNEXERCISABLE
                ----                   ---------------   --------   ---------------------   --------------------
Matthew W. Chapman...................        --            --           66,000 / 84,000               -- / --
Robert P. Chamness...................        --            --          155,000 / 66,500        $ 102,250 / --
Robert T. Jett.......................        --            --           33,000 / 42,000               -- / --
Lois M. Roberts......................        --            --           14,625 / 25,600        $   1,150 / --
Kathleen M. Bromage..................        --            --                   -- / --               -- / --

---------------
(1) Market value of the underlying securities at December 31, 1999, $8.0625 per share, minus the exercise price of the unexercised options.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1999, the Compensation Committee was comprised of Eran S. Ashany, J. Kenneth Brody (Chair), L.B. Day and Lorraine O. Legg, none of whom was otherwise employed by the Company.

     In 1997, the Company formed Lori Mae, L.L.C., an Oregon limited liability company ("Lori Mae"), with Pacific Securitization, Inc., a California corporation involved in asset securitization. The Company and Pacific Securitization, Inc. each own 50 percent of Lori Mae. Lori Mae was formed to acquire and securitize standardized small business loans and credit lines originated by the Company's client banks and other regulated financial institutions. Lorraine Legg, a member of the Company's Board of Directors, owns a 39.25 percent interest in Pacific Securitization, Inc.

                EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT
                       AND CHANGE-IN-CONTROL ARRANGEMENTS

     The Company entered into an Employment Agreement (the "Agreement") with Eric T. Wagner on November 21, 1995 when it acquired Culverin Corporation. The Agreement expires on November 20, 2000. The Agreement provided Mr. Wagner with an initial annual base salary of $120,000, with adjustments made annually as determined by the Company's President, and incentive compensation based upon the achievement of certain performance objectives. In the event that the Agreement is terminated by the Company for convenience or by Mr. Wagner for good reason, then Mr. Wagner is entitled to severance in an amount not more than the amount he would have received during the remaining term of the Agreement, but not less than the lesser of (i) the amount he received during the twelve month period immediately preceding the termination or (ii) the amount he would have received during the remaining term of the Agreement.

     The Company has entered into Executive Retention Agreements, currently with nine executive officers of the Company, including four of the Named Executive Officers. The Executive Retention Agreements provide favorable severance benefits for the executive officers should their positions be diminished or terminated due to a change in control. Specifically, they authorize, upon the occurrence of a change-in-control, a severance payment to the executive officer of a single payment in cash equal to three times the officer's annual compensation, including base, bonus and incentive compensation, at the rate in effect immediately prior to termination or at the rate in effect immediately prior to the change in control of the Company, whichever is greater. The executive officers may also receive certain other benefits in the event of a change in control, all of which are described in the Executive Retention Agreement.

     In connection with our acquisition of MECA, we assumed the obligations under an employment agreement between Kathleen Bromage and MECA. Ms. Bromage is Vice President of our E-commerce Group. Her employment agreement provides that, among other things, Ms. Bromage is entitled to receive one-year continuation of salary, short-term incentive awards and benefits if she is terminated without cause.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company engaged the services of Michaels Printing, Inc. for purposes of printing and related services, for which the Company paid an aggregate of approximately $69,900 during 1999. Robert T. Jett, Executive Vice President, Secretary and a member of the Board of Directors of the Company, is the brother of Michael Jett, an equity owner of Michaels Printing, Inc. The Company believes that the terms and conditions under which printing orders have been made with Michaels Printing, Inc. have been based on competitive prices for similar services available within the Portland metropolitan area. The Company expects to continue this business relationship in 2000.

     In 1997, the Company formed Lori Mae, L.L.C., an Oregon limited liability company ("Lori Mae"), with Pacific Securitization, Inc., a California corporation involved in asset securitization. The Company and Pacific Securitization, Inc. each own 50 percent of Lori Mae. Lori Mae was formed to acquire and securitize standardized small business loans and credit lines originated by the Company's client banks and other regulated financial institutions. Lorraine Legg, a member of the Company's Board of Directors, owns a 39.25 percent interest in Pacific Securitization, Inc.

     Pursuant to a Stock Sale and Purchase Agreement (the "Agreement") entered into by the Company in connection with its acquisition of all of the issued and outstanding common stock of Culverin Corporation in November 1995, Eric Wagner, a former Culverin shareholder and an executive officer of the Company, received $1,177,877 cash paid in installments through December 31, 1999, and 10,704 shares of the Company's Common Stock on January 1, 1998.

     Certain other contingent payments to Mr. Wagner will be made on an annual basis through September 30, 2001. The contingent payments will be equal to specified percentages of the Company's revenues (as such term is defined in the Agreement) attributable to the licensing of certain products in each fiscal year during such period. Contingent payments made through December 31, 1999 total $1,090,822 and were made in cash. Contingent payments earned in 2000 may be made, at the Company's option, either in cash or in combination of cash and the Company's Common Stock. The aggregate payments to be made by the Company pursuant to the Agreement to all former Culverin shareholders, including Mr. Wagner, cannot exceed $10 million, but accelerate upon a change of control.

     The Company has pledged a certificate of deposit in the amount of $200,000 with a bank, securing a loan by the bank to Robert P. Chamness in connection with construction of Mr. Chamness' principal residence. The loan is scheduled to be repaid upon the sale of Mr. Chamness' current residence.

     On August 13, 1999 the Company and its subsidiaries entered into a financing agreement (the "Financing Agreement") with Foothill Capital Corporation ("Foothill") and certain other parties (collectively, the "Lenders") for three credit facilities aggregating $80 million. The credit facilities provided under the Financing Agreement terminate on August 13, 2002. One of the Lenders, Levine Leichtman Capital Partner II, L.P., is the beneficial owner of more than 5% of the Company's capital stock (as defined in Rule 13d-3 of the Exchange Act) by virtue of its ownership of a Lender Warrant and a Subordinated Note.

     The first credit facility under the Financing Agreement is a revolving credit facility (the "Foothill Revolver") for up to $15 million, subject to borrowing base restrictions related to accounts receivable of the Company and its subsidiaries. The Foothill Revolver bears interest at an annual rate equal to the prime rate plus 1.0%. On August 13, 1999 the Company drew $1.7 million under the Foothill Revolver in connection with the ULTRADATA acquisition. The interest rate on the Foothill Revolver was 9.5% at December 31, 1999.

     The second credit facility under the Financing Agreement is a term loan for $35 million (the "Term A Loan") that bears interest at an annual rate equal to the prime rate plus 2.0%. The Term A Loan has scheduled quarterly prepayments of principal beginning in the second quarter of 2000 that are expected to aggregate $19 million over the term of the loan; the expected remaining principal of $16 million is due on August 13, 2002. On August 13, 1999 the Company drew $35 million under the Term A Loan in connection with the ULTRADATA acquisition. The interest rate on the Term A Loan was 10.5% at December 31, 1999.

     The third credit facility under the Financing Agreement is a term loan for $30 million (the "Term B Loan") that bears interest at an annual rate equal to the prime rate plus 5.0%. The Term B Loan has no scheduled prepayments of principal. The Term B Loan is due in full on August 13, 2002. On August 13, 1999 the Company drew $30 million under the Term B Loan in connection with the ULTRADATA acquisition. The interest rate on the Term B Loan was 13.5% at December 31, 1999.

     In connection with the credit facilities provided under the Financing Agreement, the Company issued to the Lenders warrants (the "Lender Warrants") to purchase up to 381,822 shares of the common stock of the Company, which represented 5.0% of the fully diluted common stock of the Company at the date of issuance. The exercise price of the Lender Warrants is $10.00 per share. The Company has registered for resale the shares of common stock issuable upon exercise of the Lender Warrants. The Lender Warrants are exercisable through August 13, 2004. The Company also issued warrants to purchase 58,000 shares of common stock to the debt placement agent in connection with obtaining the credit facilities under the Financing Agreement. The warrants issued to the debt placement agent have the same terms as the Lender Warrants.

     On August 13, 1999 the Company also issued 10% Convertible Subordinated Discount Notes (the "Subordinated Notes") in the aggregate original face amount of $7.4 million (with original issue discount of $1.9 million). The Subordinated Notes are generally non-callable by the Company through August 13, 2002. Interest at 10% per annum accretes on the Subordinated Notes through August 13, 2002 and then becomes payable in cash by the Company if the Subordinated Notes are not redeemed or converted by that date. The Subordinated Notes are initially convertible into a maximum of 743,754 shares of the Company's common stock at the election of the holders. The actual number of shares into which the Subordinated Notes are convertible depends upon the date of conversion and the amount of interest accreted on the Subordinated Notes through the date of conversion. The conversion price of the Subordinated Notes is $10.00 per share. If the average closing price of the Company's common stock for the 10 trading days ending on August 12, 2000 is less than $10.00 per share, the conversion price will be reduced at that time to equal such average price. The Subordinated Notes are due on August 13, 2004 if not previously converted by that date. The Company received gross proceeds of $5.5 million upon issuance of the Subordinated Notes, all of which was used in connection the ULTRADATA acquisition.

     During the fourth quarter of 1999, we amended our financing agreements with the Lenders. In consideration for those amendments, we agreed to pay fees of 2% of the total loan commitments (a total of $1.7 million) and agreed to decrease the exercise and conversion prices of certain warrants and convertible notes held by the Lenders from $12.34 per share to $10 per share. The new exercise and conversion prices for the warrants were established at a 24% premium to the market price of our common stock at December 31, 1999.

     In connection with our acquisition of MECA in 1999, the Company assumed certain obligations under an employment agreement between MECA and Kathleen Bromage. Under the agreement Ms. Bromage is entitled to $175,000 a year base salary and short term and long term incentive awards. If Ms. Bromage is terminated other than for "cause" she is entitled to receive her base salary and short-term incentive awards for 12 months after termination.

     Also in connection with the MECA acquisition, we assumed certain obligations under an employment agreement between Paul Harrison, MECA's former President and MECA. Mr. Harrison served as a Vice President of Concentrex until October 1, 1999 when his employment ended. The obligations assumed include continuation through December 31, 2000 of Mr. Harrison's salary of $300,000 and his benefits. He is also entitled to payments of $543,344 due on January 31, 2000 and $1,281,733 due on January 31, 2001.